                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                   DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)


                                    25786M108

                                 (CUSIP Number)

                               DENISE K. FLETCHER
                             CHIEF FINANCIAL OFFICER
                                BOWNE & CO., INC.
                                345 HUDSON STREET
                            NEW YORK, NEW YORK 10014
                            TELEPHONE: (212) 924-5500

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   Copy to:

                               ALAN G. SCHWARTZ
                          SIMPSON THACHER & BARTLETT
                             425 LEXINGTON AVENUE
                           NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000


                                  MAY 27, 1998


             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 Pages

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP NO.  25786M108                                 PAGE  2   OF    8     PAGES
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Bowne & Co., Inc.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [  ]

                                                                        (b) [  ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC, BK
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [  ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   New York
--------------------------------------------------------------------------------

                             7      SOLE VOTING POWER

                                             None
       NUMBER OF        --------------------------------------------------------
         SHARES              8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                          2,140,000
          EACH           -------------------------------------------------------
       REPORTING             9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                               None
                         -------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                             None
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,140,000
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   42.8%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP NO.  25786M108                                 PAGE  3   OF    8     PAGES
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   DESI Acquisition, Inc.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [  ]

                                                                        (b) [  ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [  ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------

                             7      SOLE VOTING POWER

                                             None
       NUMBER OF         -------------------------------------------------------
         SHARES              8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                          2,140,000
          EACH           -------------------------------------------------------
       REPORTING             9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                               None
                         -------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                             None
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,140,000
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   42.8%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   CO
--------------------------------------------------------------------------------

                                                               Page 4 of 8 Pages


                  This Statement on Schedule 13D (the "Schedule 13D") relates to the tender offer by DESI Acquisition, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Bowne & Co., Inc. (the "Parent"), a New York corporation, to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Donnelley Enterprise Solutions Incorporated (the "Issuer" or the "Company"), at $21.00 per Share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 3, 1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit 7.1, and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit 7.2.

ITEM 1.  SECURITY AND ISSUER.

                  This Schedule 13D relates to the Common Stock, par value $.01 per Share, of Donnelley Enterprise Solutions Incorporated, a Delaware corporation. The Issuer's principal executive office is located at 161 North Clark Street, Suite 2400, Chicago, Illinois 60601.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a)-(c), (f) This Schedule 13D is filed by the Purchaser and Parent. The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser and the Parent") and Schedule I to the Offer to Purchase is incorporated herein by reference.

                  (d)-(e) During the last five years, neither the Purchaser nor the Parent nor, to the best knowledge of the Purchaser or the Parent, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations or, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

                                                               Page 5 of 8 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

                  The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  PURPOSE OF THE TRANSACTION.

                  (a)-(g), (j) The information set forth in the Introduction,
Section 10 ("Background of the Offer; Contact with the Company"), Section 11 ("The Merger Agreement"), Section 12 ("Purpose of the Offer; the Merger; Plans for the Company") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

                  (h)-(i) The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares, Nasdaq Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

                  (a), (c) The information set forth in the Introduction,
Section 11 (the "Merger Agreement") and Schedule I of the Offer to Purchase is incorporated herein by reference.

                  Pursuant to the irrevocable proxy granted to Purchaser pursuant to the Stockholders' Agreement, dated as of May 27, 1998 between Parent and R.R. Donnelley & Sons Company, a copy of which is attached hereto as Exhibit 7.11, Purchaser and Parent may be deemed beneficial owners of 2,140,000 Shares (constituting 42.8% of the outstanding Shares of the Issuer). None of the persons identified on Schedule I of the Offer to Purchase (which is incorporated herein by reference) beneficially owns or has a right to acquire directly or indirectly any Shares.

                  (b) Each of the Parent and the Purchaser has sole voting power with respect to none of the Shares; may be deemed to have shared voting power with respect to 2,140,000 of the Shares; has sole dispositive power with respect to none of the Shares; and has shared dispositive power with respect to none of the Shares.

                  (d) Except as set forth in this Schedule 13D, the Parent and the Purchaser do not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Parent or the Purchaser.

                  (e)  Not applicable.